Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund August 2014 Update
September 22, 2014

Supplement dated September 22, 2014 to Prospectus dated May 08, 2014
Class	August ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	4.2%	-1.7%	$14.8M	$1,149.30
B	4.2%	-2.1%	$158.7M	$958.77
Legacy 1	4.3%	-0.4%	$2.6M	$857.46
Legacy 2	4.3%	-0.5%	$1.1M	$843.43
Global 1	4.3%	-0.2%	$5.5M	$833.49
Global 2	4.3%	-0.3%	$5.8M	$820.58
Global 3	4.2%	-1.4%	$117.1M	$745.25
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar strengthened sharply against counterparts, driven by strong earnings reports and better-than-expected economic indicators about the U.S. economy.  Conversely, the euro fell sharply amid speculation the European Central Bank (ECB) may lower interest rates in response to weak Eurozone data.  Concerns about the conflict in Ukraine also contributed to the euro’s decline.  The Japanese yen also fell, driven lower by a larger-than-expected expansion of the nation’s trade deficit.

Energy:  Natural gas markets rose nearly 6% as a heat wave in the U.S. drove increased demand.  Crude oil markets fell under the combined pressure of elevated U.S. supplies and easing tensions in Ukraine.

Equities:  Bullish economic indicators across the U.S. economy drove U.S. equity markets to all-time highs several times throughout the month.  European equity markets also moved higher in anticipation the ECB may attempt to help the European economy by providing increased economic stimulus.

Fixed Income:  Global fixed-income markets finished sharply higher due to increased demand for safe-haven assets and the decision by central banks across the globe to keep interest rates near historic lows.

Grains/Foods:  The corn and wheat markets rallied as speculators anticipated the dry weather in the Midwest may result in lower crop yields.  Soybean markets dropped 11% due to stronger-than-expected supply data from the U.S. Department of Agriculture.  Sugar markets moved lower due to strong production output from Brazil and on weak global demand.

Metals:  Precious metals markets rose as turmoil in Ukraine and economic concerns about the Eurozone increased demand for safe-haven assets.  In the base metals markets, copper prices moved lower on weak European industrial demand and on disappointing housing and manufacturing data from China.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended August 31, 2014

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$8,241,124	$15,621,736
Change In Unrealized Income (Loss)	8,039,611	-8,235,839
Brokerage Commission	-166,591	-1,110,651
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-216,426	-2,668,104
Change in Accrued Commission	-17,795	21,563
Net Trading Income (Loss)	15,879,923	3,628,705

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$77,855	$596,880
Interest, Other	-8,039	137,904
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	15,949,739	4,363,489

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	1,633,230	2,468,668
Operating Expenses	66,802	626,199
Organization and Offering Expenses	77,453	727,110
Brokerage Expenses	1,383,530	12,859,215
Dividend Expenses	0	0
Total Expenses	3,161,015	16,681,192

Net Income (Loss)	$12,788,724	-$12,317,703

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$304,355,035	$447,372,009
Additions	127,500	2,542,200
Net Income (Loss)	12,788,724	-12,317,703
Redemptions	-11,633,185	-131,958,432
Balance at August 31, 2014	$305,638,074	$305,638,074

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,149.301	12,858.33530	$14,778,101	4.22%	-1.74%
B	$958.772	165,534.70579	$158,710,112	4.20%	-2.11%
Legacy 1	$857.456	3,044.63782	$2,610,644	4.33%	-0.38%
Legacy 2	$843.427	1,338.00048	$1,128,506	4.34%	-0.51%
Global 1	$833.488	6,615.92963	$5,514,298	4.27%	-0.21%
Global 2	$820.582	7,070.92781	$5,802,273	4.28%	-0.35%
Global 3	$745.252	157,120.28990	$117,094,139	4.19%	-1.43%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership